Exhibit 99.1

Condensed Interim Consolidated
Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Stated in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

High Tide Inc.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023

Condensed Interim Consolidated Financial Statements for the three and nine months ended July 31, 2024 and 2023.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Company.

Approved on behalf of the Board:

(Signed) "Harkirat (Raj) Grover"            (Signed) "Nitin Kaushal"
President and Chair of the Board            Director and Chair of the Audit Committee

High Tide Inc.
Condensed Interim Consolidated Statements of Financial Position
As at July 31, 2024 and October 31, 2023
(Unaudited — In thousands of Canadian dollars)

	Notes	2024	2023
		$	$

Assets
Current assets
Cash and cash equivalents		35,254	30,121
Marketable securities		712	141
Trade and other receivables	11	2,637	7,573
Inventory	10	29,068	25,974
Prepaid expenses and deposits	9	8,001	4,836
Total current assets		75,672	68,645
Non-current assets
Property and equipment	7	28,040	27,142
Net investment - lease		-	179
Right‐of‐use assets	25	35,099	30,643
Long term prepaid expenses and deposits	9	2,311	3,307
Intangible assets and goodwill	8	97,339	103,485
Total non-current assets		162,789	164,756
Total assets		238,461	233,401
Liabilities
Current liabilities
Accounts payables and accrued liabilities	13	20,597	20,902
Deferred revenue		2,303	1,361
Interest bearing loans and borrowings	15	13,744	16,141
Current portion of notes payable	14	14,230	136
Convertible debentures	16	-	8,708
Current portion of lease liabilities	25	8,242	7,214
Put option liability	12	973	3,675
Total current liabilities		60,089	58,137
Non-current liabilities
Notes payable	14	55	12,508
Lease liabilities	25	30,155	27,823
Deferred tax liability		519	1,267
Total non-current liabilities		30,729	41,598
Total liabilities		90,818	99,735
Shareholders' equity
Share capital	18	299,480	288,027
Warrants	20	4,704	12,740
Contributed surplus		39,786	30,749
Convertible debentures - equity		-	717
Accumulated other comprehensive income		5,789	5,257
Accumulated deficit		(204,669)	(205,934)
Equity attributable to owners of the Company		145,090	131,556
Non-controlling interest	28	2,553	2,110
Total shareholders' equity		147,643	133,666
Total liabilities and shareholders' equity		238,461	233,401
Subsequent events (Note 29)
Contingent liability (Note 27)

3

High Tide Inc.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Nine months ended

	Notes	2024	2023	2024	2023
Revenue	6, 23	131,685	124,352	384,011	360,564
Cost of sales		(96,231)	(89,774)	(277,264)	(262,234)
Gross profit		35,454	34,578	106,747	98,330
Expenses
Salaries, wages and benefits		(16,667)	(13,830)	(47,999)	(42,071)
Share-based compensation	19	(881)	(2,350)	(2,225)	(5,318)
General and administration		(4,815)	(6,452)	(15,980)	(20,140)
Professional fees		(1,749)	(1,791)	(5,815)	(6,900)
Advertising and promotion		(1,178)	(1,011)	(3,154)	(3,548)
Depreciation and amortization	7, 8, 25	(5,678)	(8,493)	(20,031)	(24,179)
Interest and bank charges		(1,431)	(1,313)	(3,709)	(3,395)
Total expenses		(32,399)	(35,240)	(98,913)	(105,551)
Income (loss) from operations		3,055	(662)	7,834	(7,221)
Other income (expenses)
Gain on extinguishment of financial liability		-	-	79	-
(Loss) gain on revaluation of marketable securities		(12)	-	(89)	18
Finance and other costs	17	(1,693)	(2,732)	(6,977)	(7,404)
Gain on revaluation of put option liability	12	159	73	569	2,477
Loss on debentures	16	-	-	(515)	-
Loss on foreign exchange		(19)	(31)	(19)	(18)
Other gain (loss)		6	(18)	(331)	(68)
Total other expenses		(1,559)	(2,708)	(7,283)	(4,995)
Income (loss) before taxes		1,496	(3,370)	551	(12,216)
Income tax (expense) recovery		(303)	1,459	(308)	2,850
Deferred income tax (expense) recovery		(368)	(1,663)	748	219
Net income (loss)		825	(3,574)	991	(9,147)
Other comprehensive income (loss)
Translation difference on foreign subsidiary		100	317	532	(1,857)
Total comprehensive income (loss)		925	(3,257)	1,523	(11,004)

Net income (loss) attributed to:
Owners of the company		717	(2,864)	352	(8,522)
Non-controlling interest	28	108	(710)	639	(625)
		825	(3,574)	991	(9,147)

Comprehensive income (loss) attributed to:
Owners of the company		916	(1,680)	711	(8,609)
Non-controlling interest		9	(1,577)	812	(2,395)
		925	(3,257)	1,523	(11,004)

Income (loss) per share
Basic and diluted	21	0.01	(0.04)	0.00	(0.12)

4

High Tide Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2022		279,513	15,497	23,051	717	5,665	(168,093)	156,350	5,683	162,033

Acquisition - Jimmy's Cannabis		4,932	-	-	-	-	-	4,932	-	4,932
Acquisition of non-controlling interest - FABCBD		729	-	-	-	-	1,469	2,198	(1,469)	729
Issuance of shares through ATM		2,442	-	-	-	-	-	2,442	-	2,442
Issued to pay fees in shares		278	-	-	-	-	-	278	-	278
Share-based compensation		-	-	5,034	-	-	-	5,034	-	5,034
Share issuance costs		(28)	-	-	-	-	-	(28)	-	(28)
Exercise options		161	-	(93)	-	-	-	68	-	68
Warrants expired		-	(2,757)	2,757	-	-	-	-	-	-
Partner distributions		-	-	-	-	-	-	-	(462)	(462)
Cumulative translation adjustment		-	-	-	-	2,027	-	2,027	-	2,027
Adjustment for foreign exchange on impairment		-	-	-	-	(2,435)	-	(2,435)	-	(2,435)
Net loss for the period		-	-	-	-	-	(39,310)	(39,310)	(1,642)	(40,952)
Balance, October 31, 2023		288,027	12,740	30,749	717	5,257	(205,934)	131,556	2,110	133,666
Opening balance, November 1, 2023
Issued to pay fees in shares	18	1,331	-	-	-	-	-	1,331	-	1,331
Purchase of Queen of bud - paid in shares	18	900	-	-	-	-	-	900	-	900
Acquisition of non-controlling interest - NuLeaf	18	-	-	-	-	-	196	196	(196)	-
Issuance of share for settlement of convertible debentures	18	5,025	-	-	-	-	-	5,025	-	5,025
Issuance of shares through ATM	18	3,154	-	-	-	-	-	3,154	-	3,154
Revaluation of Convertible Debt	16	-	-	-	(525)	-	525	-	-	-
Share-based compensation	18	-	-	2,225	-	-	-	2,225	-	2,225
Share issuance costs	18	(75)	-	-	-	-	-	(75)	-	(75)
RSUs vested	18	929	-	(929)	-	-	-	-	-	-
Warrants exercised	20	79	(28)	28	-	-	-	79	-	79
Warrants expired	20	-	(8,008)	8,008	-	-	-	-	-	-
Options exercised		110	-	(76)	-	-	-	34	-	34
Settlement of escrow shares		-	-	(219)	-	-	-	(219)	-	(219)
Cumulative translation adjustment		-	-	-	-	532	-	532	-	532
Settlement of Convertible Debenture		-	-	-	(192)	-	192	-	-	-
Net income for the period		-	-	-	-	-	352	352	639	991
Balance, July 31, 2024		299,480	4,704	39,786	-	5,789	(204,669)	145,090	2,553	147,643

5

High Tide Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Notes	2024	2023
		$	$
Operating activities
Net income (loss)		991	(9,147)
Adjustments for items not effecting cash and cash equivalents
Income tax expense (recovery)		308	(2,850)
Deferred income tax recovery		(748)	(219)
Accretion expense	17	3,031	3,168
Lease investment write-off		179	-
Fee for services and interest paid in shares		-	278
Depreciation and amortization	7, 8, 25	20,031	24,179
Share-based compensation	19	2,225	5,318
(Gain) loss on extinguishment financial liability		(79)	-
Loss (gain) on revaluation of marketable securities		89	(18)
Gain on revaluation of put option liability	12	(569)	(2,477)
Gain on extinguishment of debenture		515	-
Gain on foreign exchange		19	18
Other losses		331	68
		26,323	18,318
Changes in non-cash working capital
Trade and other receivables		4,936	(1,513)
Inventory		(3,094)	(3,515)
Prepaid expenses and deposits		(2,169)	1,941
Accounts payables and accrued liabilities		(785)	(5,675)
Deferred revenue		684	1,469
Net cash provided by operating activities		25,895	11,025

Investing activities
Purchase of property and equipment	7	(6,744)	(3,615)
Purchase of intangible assets	8	(500)	(291)
Proceeds from the sale of marketable securities		125	49
Business combinations, net of cash acquired		-	270
Purchase to obtain right-of-use assets		(492)
Net cash used in investing activities		(7,611)	(3,587)

Financing activities
Repayment of interest bearing loans and borrowings	15	(2,397)	(2,164)
Proceeds from interest bearing loans net of issue costs	15	-	2,673
Repayment of notes payable		(731)	-
Repayment of convertible debentures	16	(3,512)	-
Lease liability payments		(8,494)	(8,195)
Share issuance costs	18	(75)	(28)
Partner distributions		-	(461)
Proceeds from equity financing through ATM	18	3,154	1,894
Warrants exercised	20	79	-
Options exercised	19	34	161
Net cash used in financing activities		(11,942)	(6,120)

Effect of foreign exchange on cash		(1,209)	(705)

Net increase in cash		5,133	613
Cash and cash equivalents, beginning of period		30,121	25,084
Cash and cash equivalents, end of period		35,254	25,697

6

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
1. Nature of operations
High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”(listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta T3K 2M4.
High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.
2. Basis of preparation
A. Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited annual consolidated financial statements ("annual consolidated financial statements") of the Company for the year ended October 31, 2023 which are available on SEDAR at www.sedarplus.ca and with the SEC at www.sec.gov.
These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on September 12, 2024.
B. Basis of measurement
These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented.
C. Currencies and foreign exchange
The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”). Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.
In preparing the Company’s condensed interim consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other comprehensive income in the condensed interim consolidated statement of income (loss) and other comprehensive income (loss) and as a separate component of shareholders’ equity on the condensed interim consolidated statement of changes in equity.

7

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
D. Basis of consolidation
Subsidiaries are entities controlled by High Tide Inc. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the condensed interim consolidated statements of income (loss) and other comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the annual consolidated financial statements of subsidiaries to bring their accounting policies into line with those used by the Company. Intra‐group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra‐group transactions are eliminated in preparing the condensed interim consolidated financial statements.

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100%	Canadian Dollar
2680495 Ontario Inc.	100%	Canadian Dollar
Saturninus Partners GP	50%	Canadian Dollar
Valiant Distribution Canada Inc.	100%	Canadian Dollar
META Growth Corp.	100%	Canadian Dollar
NAC Thompson North Ltd. Partnership	49%	Canadian Dollar
NAC OCN Ltd. Partnership	49%	Canadian Dollar
HT Global Imports Inc.	100%	Canadian Dollar
2049213 Ontario Inc.	100%	Canadian Dollar
1171882 B.C. Ltd.	100%	Canadian Dollar
High Tide BV (Grasscity)	100%	European Euro
Valiant Distribution Inc.	100%	U.S. Dollar
Smoke Cartel USA, Inc.	100%	U.S. Dollar
Fab Nutrition, LLC	100%	U.S. Dollar
Halo Kushbar Retail Inc.	100%	Canadian Dollar
Nuleaf Naturals LLC	100%	U.S. Dollar
DHC Supply, LLC	100%	U.S. Dollar
2629268 Alberta LTD.	87.5%	Canadian Dollar
DS Distribution Inc.	100%	U.S. Dollar
Enigmaa Ltd.	80%	British Pound Sterling
3. Accounting policies
The significant accounting policies applied in the preparation of the condensed interim consolidated financial statements for the three and nine months ended July 31, 2024, and 2023 are consistent with those applied and disclosed in Note 3 of the Company’s annual consolidated financial statements for the year ended October 31, 2023.
For comparative purposes, the Company has reclassified certain items on the comparative condensed interim consolidated statements of income (loss) and comprehensive income (loss) to conform with current period’s presentation.
4. Significant accounting judgement, estimates and assumptions
The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements are consistent as those applied to and presented in note 4 of the annual consolidated financial statements For the period ended October 31, 2023.

8

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
5. Business combinations
In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.
On December 29, 2022, the Company closed the acquisition of 100% of the equity interest of 1171882 B.C. Ltd., operating as Jimmy’s Cannabis Shop BC (“Jimmy’s”) which operates two retail cannabis stores in British Columbia. Pursuant to the terms of the Arrangement, the consideration was comprised of 2,595,533 common shares of the Company having an aggregate value of (i) $4,932 in shares and (ii) working capital adjustment of $352.
In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable net assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2023, Jimmy accounted for $4,660 in revenues and $203 in net loss.

Total consideration	$
Common Shares	4,932
Working Capital Adjustment	352
5,284

Purchase price allocation
Cash	622
Inventory	308
Prepaid expenses	11
Property, plant and equipment	111
Right of use asset	129
Intangible assets - business license rights	1,487
Goodwill	3,416
Accounts payable and accrued liabilities	(318)
Lease liabilities	(130)
Income tax payables	(110)
Deferred tax liability	(242)
5,284

9

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
6. Revenue from contracts with customers

For the three months ended July 31	2024	2023	2024	2023	2024	2023
	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
	$	$	$	$	$	$
Primary geographical markets (i)
Canada	123,092	111,916	-	-	123,092	111,916
USA	-	-	8,153	11,988	8,153	11,988
International	-	-	440	448	440	448
Total revenue	123,092	111,916	8,593	12,436	131,685	124,352

Major products and services
Cannabis and CBD products	111,773	102,245	3,894	4,707	115,667	106,952
Consumption accessories	2,682	3,004	4,290	7,720	6,972	10,724
Data analytics, advertising and other revenue	8,637	6,667	409	9	9,046	6,676
Total revenue	123,092	111,916	8,593	12,436	131,685	124,352

Timing of revenue recognition
Transferred at a point in time	123,092	111,916	8,593	12,436	131,685	124,352
Total revenue	123,092	111,916	8,593	12,436	131,685	124,352

For the nine months ended July 31	2024	2023	2024	2023	2024	2023
	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
	$	$	$	$	$	$
Primary geographical markets (i)
Canada	353,922	315,284	-	-	353,922	315,284
USA	-	-	28,684	42,722	28,684	42,722
International	-	-	1,405	2,558	1,405	2,558
Total revenue	353,922	315,284	30,089	45,280	384,011	360,564

Major products and services
Cannabis and CBD products	319,329	287,795	13,204	16,871	332,533	304,666
Consumption accessories	9,381	7,497	16,292	28,348	25,673	35,845
Data analytics, advertising and other revenue	25,212	19,992	593	61	25,805	20,053
Total revenue	353,922	315,284	30,089	45,280	384,011	360,564

Timing of revenue recognition
Transferred at a point in time	353,922	315,284	30,089	45,280	384,011	360,564
Total revenue	353,922	315,284	30,089	45,280	384,011	360,564
(i)Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.
(ii)During the fiscal year 2024, the Company changed segment allocation and reporting, see Note 23.

10

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
7. Property and equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2022	4,514	2,915	38,351	37	2,800	48,617
Additions	1,068	-	4,718	-	-	5,786
Additions from business combinations	-	-	111	-	-	111
Transfers	-	-	(775)	-	775	-
Impairment loss	-	-	(126)	-	-	(126)
Foreign currency translation	157	944	54	1	-	1,156
Balance, October 31, 2023	5,739	3,859	42,333	38	3,575	55,544
Additions(i)	753	-	5,859	2	130	6,744
Foreign currency translation	(3)	(1)	(17)	-	-	(21)
Balance, July 31, 2024	6,489	3,858	48,175	40	3,705	62,267

Accumulated depreciation
Opening balance, November 1, 2022	2,131	486	14,230	14	273	17,134
Depreciation	992	539	8,820	1	217	10,569
Foreign currency translation	44	604	51	-	-	699
Balance, October 31, 2023	3,167	1,629	23,101	15	490	28,402
Depreciation	939	129	4,602	18	165	5,853
Foreign currency translation	(5)	(4)	(19)	-	-	(28)
Balance, July 31, 2024	4,101	1,754	27,684	33	655	34,227

Balance, October 31, 2023	2,572	2,230	19,232	23	3,085	27,142
Balance, July 31, 2024	2,388	2,104	20,491	7	3,050	28,040
(i)As at July 31, 2024, the Company had a balance of $1,320 (October 31, 2023 - $711) in assets under construction, largely related to cannabis retail locations not yet in operations.

11

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
8. Intangible assets and goodwill

	Software	Licenses	Brand name	Goodwill	Total
Cost	$	$	$	$	$
Opening balance, November 1, 2022	10,659	44,782	32,573	83,419	171,433
Additions	273	-	22	-	295
Additions from business combinations	-	1,487	-	3,416	4,903
Impairment loss	-	-	(23,257)	(10,292)	(33,549)
Foreign currency translation	378	-	(390)	(340)	(352)
Balance, October 31, 2023	11,310	46,269	8,948	76,203	142,730
Addition/(disposal)(i)	400	(370)	1,000	-	1,030
Foreign currency translation	(9)	-	54	132	177
Balance, July 31, 2024	11,701	45,899	10,002	76,335	143,937

Accumulated depreciation
Opening balance, November 1, 2022	4,082	21,861	-	-	25,943
Amortization	2,131	11,093	-	-	13,224
Foreign currency translation	78	-	-	-	78
Balance, October 31, 2023	6,291	32,954	-	-	39,245
Amortization	1,786	5,448	-	-	7,234
Foreign currency translation	119	-	-	-	119
Balance, July 31, 2024	8,196	38,402	-	-	46,598

Balance, October 31, 2023	5,019	13,315	8,948	76,203	103,485
Balance, July 31, 2024	3,505	7,497	10,002	76,335	97,339
(i)During the period ended July 31, 2024, the Company purchased the Queen of Bud brand for consideration of $100 in cash and $900 in common shares.
(ii)During the three and nine months ended July 31, 2024, the Company evaluated for indicators of impairment and determined that no indicators were present.
9. Prepaid expenses and deposits

As at	July 31, 2024	October 31, 2023
	$	$
Deposits on cannabis retail outlets	1,836	1,640
Prepaid insurance and other	3,289	3,847
Prepayment on inventory	5,187	2,656
Total	10,312	8,143
Less current portion	(8,001)	(4,836)
Long-term	2,311	3,307
10. Inventory

As at	July 31, 2024	October 31, 2023
	$	$
Finished goods	28,250	25,470
Work in process	122	16
Raw materials	935	626
Provision for obsolescence	(239)	(138)
Total	29,068	25,974

12

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
11. Trade and other receivables

As at	July 31, 2024	October 31, 2023
	$	$
Trade account receivable	2,859	8,109
Allowance for doubtful accounts	(222)	(536)
Total	2,637	7,573
12. Put option liability

As at	July 31, 2024	October 31, 2023
Blessed put option liability (i)	973	1,490
Nuleaf put option liability (ii)	-	2,185
Total put option liability	973	3,675
The Company recognizes call options in accordance with IFRS 10 - Consolidated Financial Statements and has recognized NCI in the condensed interim consolidated financial statements. If the put option is exercised, the Company accounts for increases in its ownership interest as an equity transaction. Consequently, the financial liability is remeasured immediately before the transaction, and is extinguished by payment of the exercise price and the NCI is derecognized against equity. If the put option expires unexercised, the liability is reclassified to the same component of equity that was previously reduced upon initial recognition.
(i)On October 19, 2021, the Company acquired 80% of the outstanding shares of Blessed CBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of Blessed CBD not acquired upon initial acquisition. The put option is valued based on the 12 trailing months of sales times a pre-determined multiple of 2.2 times. The put option will expire on October 18, 2024. The initial obligation under the put option was valued at $4,323. During the three and nine months ended July 31, 2024, the Company revalued the fair value of the put option and recognized an unrealized gain of $159 and $519 respectively (three and nine months ended July 31, 2023: $315 and $1,143 unrealized gain respectively) in the statement of income (loss) and comprehensive income (loss).
(ii)On November 29, 2021, the Company acquired 80% of the outstanding shares of NuLeaf. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of NuLeaf not acquired upon initial acquisition. The initial obligation under the put option was valued $8,326. During the nine months ended July 31, 2024, the Company revalued the fair value of the put option and recognized an unrealized gain of $50 (three and nine months ended July 31, 2023: $354 unrealized gain and $1,300 unrealized gain), in the condensed interim consolidated statement of net income (loss) and comprehensive income (loss).On May 29, 2023, the Company received a notice to exercise the put option related to NuLeaf and purchase the remaining 20% ownership of NuLeaf which has been settled as of April 2, 2024.
13. Accounts payables and accrued liabilities

As at	July 31, 2024	October 31, 2023
	$	$
Accounts payable	8,480	8,353
Accrued liabilities	8,539	8,486
Income tax payable	1,356	1,631
Sales tax payable	2,222	2,432
Total	20,597	20,902

13

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
14. Notes payable

As at	July 31, 2024	October 31, 2023
	$	$
Notes payable (i) (ii) (iii)	14,230	42,429
Other	55	215
Total	14,285	42,644
Less current portion	(14,230)	(136)
Long-term obligation	55	12,508
(i)For the three and nine months ended July 31, 2024, the Company incurred interest in the amount of $333 and $1,009 (For the three and nine months ended July 31, 2023: $325 and $975) and accretion expense in the amount of $212 and $494 (For the three and nine months ended July 31, 2023: $120 and $32) in relation to the notes payable.
(ii)For the three and nine months ended July 31, 2024, the Company entered into a non-interest bearing note payable with former minority owners of Nuleaf to settle the exercise of the put option (see Note 12). The note payable was entered into on April 2, 2024, in the amount of $1,878 for a period of 15 months. For the three and nine months ended July 31, 2024, the Company incurred accretion expense in the amount of $83 and $114 (For the three and nine months ended July 31, 2023: nil).
(iii)On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). Notes payable were valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. As a result of the debt restructuring, the Company recognized a $1,145 debt restructuring gain in the statement of net loss and comprehensive loss for the year ended October 31, 2021. For the three and nine months ended July 31, 2024, the Company incurred interest in the amount of $326 and $975 (For the three and nine months ended July 31, 2023: $109 and $758) in relation to the outstanding loan.
15. Interest bearing loans and borrowings

As at	July 31, 2024	October 31, 2023
	$	$
Connect First loan	13,744	16,141
Total	13,744	16,141
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.50% per annum and is set to mature on September 5, 2027.
Tranche 1, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, on the basis of the Credit Union’s Prime Lending Rate and the principal outstanding. The Company received the inflow on October 7, 2022. The balance at the end of the July 31, 2024 is $8,761 (October 31, 2023: $10,224).
Tranche 2, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of Prime, the principal outstanding and the amortization period remaining, the Company received the inflow on October 25, 2022. The Company received the remaining $2,673 on March 8, 2023. The balance at the end of the period ended July 31, 2024 is $4,983 (October 31, 2023: $5,917).
Attached to the loan is a general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry for the assets of Canna Cabana Inc., Meta Growth Corp., 2680495 Ontario Inc., Valiant Distribution Canada Inc., High Tide USA Inc., Smoke Cartel USA Inc., DHC Supply LLC., DS Distribution Inc.,

14

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
Enigmaa Ltd., High Tide Inc. BV., SJV2 BV., SJV BV o/a Grasscity., and a limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by Harkirat Singh Grover, and affiliates, to be pledged in favor of the Connectfirst.
During the three and nine months ended, July 31, 2024, the Company incurred interest of $342 and $1,096 (three and nine months ended July 31, 2023: $262 and $1,104) and paid $821 and $2,397 (nine months ended July 31, 2023: $750 and $2,164) as principal in relation to the outstanding interest bearing loans and borrowings.
As at July 31, 2024, the Company has met all the covenants attached to the loan.
16. Convertible debentures

As at	July 31, 2024	October 31, 2023
	$	$
Convertible debentures, beginning of period	8,708	7,466
Settlement of convertible debenture in equity	(5,025)	-
Repayment of convertible debenture	(3,512)	-
Settlement of convertible debenture in services	(182)	(505)
Other settlement of convertible debenture	(182)	-
Accretion on convertible debentures	193	1,747
Total	-	8,708
On November 1, 2023, the Company entered into a debt restructuring agreement resulting in amendments to the agreement dated July 24, 2022 as disclosed in the October 31, 2023 consolidated financial statements. In accordance with IFRS 9, the Company accounted for the restructuring as an extinguishment of the previous debenture. As a result of the restructuring, the following amendments occurred:
(iv)Convertible debenture: Effective November 1, 2023, the Company agreed to settle $5,025 (balloon payment) of the convertible debenture in shares, with the remaining balance to be repaid in semi-annual payments starting December 30, 2023. The convertible debenture matures on January 1, 2025, and interest on the convertible debenture is 8.5%. Upon extinguishment of the original debenture, $150 was recognized in the statement of equity. The impact on the condensed interim consolidated statement of income (loss) and comprehensive income (loss) was nominal. Management calculated the fair value of the liability component as $3,641 using a discount rate of 20% along with forecasted scheduled repayments, with the residual of $193 being allocated to equity. For the nine months ended July 31, 2024 the Company recognized $525 in retained earnings as a result of the revalued equity component. During the nine months ended July 31, 2024 the Company made repayments of $5,025 in shares and regular installment payments of $3,512 (October 31, 2023 - nil).
17. Finance and other costs

	Three months ended July 31,		Nine Months Ended July 31,
	2024	2023	2024	2023
	$	$	$	$
Accretion on convertible debentures	32	476	193	1,342
Accretion on notes payable	212	120	494	32
Accretion on lease liabilities	762	593	2,344	1,794
Interest on notes payable	333	325	1,009	975
Interest on interest bearing borrowings	342	417	1,096	1,412
Transaction and other costs	12	801	1,841	1,849
Total	1,693	2,732	6,977	7,404

15

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
18. Share capital
(a) Issued:

Common shares:
	Number of shares	Amount
	#	$
Opening balance, November 1, 2022	71,021,233	279,513
Acquisition - Jimmy's	2,595,533	4,932
Issuance of shares through ATM(i)	1,055,861	2,442
Share issuance costs	—	(28)
Vested restricted share units (RSU) (note 19)	66,667	161
Issued to pay fees in shares	136,266	278
Issuance of shares due to put option exercise	423,587	729
Balance, October 31, 2023	75,299,147	288,027
Issued to pay fees in shares	658,754	1,331
Purchase of Queen of bud - paid in shares	378,486	900
Issuance of shares through ATM(i)	1,057,300	3,154
Issuance of share for settlement of convertible debentures	2,491,345	5,025
Vested restricted share units (RSU) (note 19)	486,335	929
Share issuance cost	—	(75)
Options exercised	45,540	110
Warrants exercised	28,800	79
Balance, July 31, 2024	80,445,707	299,480
(i)On August 31, 2023, the Company announced that it established a new at-the-market equity offering (“the ATM Program”) that allows the Company to issue up to $30,000 (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements. For the nine months ended July 31, 2024, a total of $3,154 has been raised through the program.
19. Share-based compensation
(a) Stock option plan
On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan of the Company (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.
The maximum number of common shares available and reserved for issuance, at anytime, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been fixed at 20% of the issued and outstanding common shares as at June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.
The Company’s previous stock option plan limited the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time.
The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. It is the Company's intention for the stock options it grants to generally vest one-fourth on each of the first, second, third and fourth, six-month anniversaries of the grant date. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date.

16

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

As at	July 31, 2024		October 31, 2023
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Opening balance, beginning of the period	4,590,980	3.94	2,250,082	6.16
Granted	20,000	3.16	2,666,457	2.61
Forfeited or expired	(1,460,696)	5.70	(325,559)	8.30
Exercised	(80,000)	1.70	-	-
Balance, end of period	3,070,284	3.17	4,590,980	3.94
Exercisable, end of period	1,228,814	3.88	1,909,963	5.68
For the three and nine months ended July 31, 2024, the Company recorded share-based compensation related to options of $323 and $1,436 (three and nine months ended July 31, 2023: $153 and $631).

	Outstanding options			Exercisable options
	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
Range of exercise price
$1.53 - $9.14	3,070,284	1.83	3.17	1,228,814	3.88
(b) Restricted share units ("RSUs") plan
For the three and nine months ended July 31, 2024, the Company recorded share-based compensation related to RSUs of $558 and $789 (three and nine months ended July 31, 2023: $177 and $473).

	Number of shares
As at	July 31, 2024	October 31, 2023
	#	#
Opening balance, beginning of the period	486,335	132,143
Granted	783,823	486,335
Forfeited or expired	-	-
Vested and issued	(486,335)	(132,143)
Balance, end of the period	783,823	486,335
(c) Escrow shares
For the three and nine months ended July 31, 2024, the Company has recorded nil (three and nine months ended July 31, 2023: $2,020 and $4,214) share-based compensation related to Escrow Shares. These shares were granted as part of compensation plan and are released based on the employment agreement.

	Number of shares
As at	July 31, 2024	October 31, 2023
	#	#
Opening balance, beginning of the period	541,616	3,160,537
Forfeited or expired	(90,933)	-
Released from escrow	(450,683)	(2,618,921)
Balance, end of the period	-	541,616

17

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
20. Warrants

	Number of warrants	Warrants amount	Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	$	$	$
Opening balance, November 1, 2022	91,694,784	15,497	2.58	2.39
Warrants expired	(39,619,252)	(2,437)	0.43	-	2/6/2023
Warrants cancelled	(809,010)	(320)	0.43	-	2/6/2023
Balance, October 31, 2023	51,266,522	12,740	5.61	0.75

Warrants expired	(46,309,556)	(8,008)	0.58	-	2/22/2024 - 05/26/2024
Warrants exercised	(28,800)	(28)	2.73	2.98	7/22/2027
Balance, July 31, 2024	4,928,166	4,704	2.73	2.98
21. Income (loss) per share
(a) Current period income (loss) per share

	Three months ended July 31,		Nine months ended July 31
	2024	2023	2024	2023
	$	$	$	$
Net income (loss)	825	(3,574)	991	(9,147)
Non-controlling interest portion of net income (loss)	(108)	710	(639)	625
Net income (loss) attributable to the owners of the Company	717	(2,864)	352	(8,522)
	#	#	#	#
Weighted average number of common shares - basic	80,390,487	74,984,417	79,175,050	74,008,911
Basic income (loss) per share	0.01	(0.04)	0.00	(0.12)

Weighted Average number of common shares - Dilutive	81,096,047	74,984,417	79,880,613	74,008,911
Diluted income (loss) per share	0.01	(0.04)	0.00	(0.12)
During the three and nine months ended July 31, 2024, the Company has reported a net income for the period. The computation of the diluted earnings per share is the weighted average number of common shares plus dilutive common share equivalents which consist of options to purchase common shares and a conversion option associated with the put option liability.
22. Financial Instruments and risk management
The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these condensed interim consolidated financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
(a) Fair value
The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

18

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
-Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The Company assessed that the fair values of cash and cash equivalents, trade and other receivable, accounts payable and accrued liabilities, and current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.
The following methods and assumptions were used to estimate the fair value:
-Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-The Convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
(b) Credit risk
Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk.
The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	July 31, 2024	October 31, 2023
	$	$
Current (for less than 30 days)	2,034	2,449
31 – 60 days	–	1,234
61 – 90 days	62	934
Greater than 90 days	763	3,390
Less allowance	(222)	(536)
	2,637	7,471
Accounts receivable consist primarily of accounts receivable from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customer’s creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.

For the three and nine months ended July 31, 2024 $96 and $98 (three and nine months ended July 31, 2023 $565 and $685) respectively in trade receivables were written off against the loss allowance due to bad debts and $773 (2023 - nil) was written off directly to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.
The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.

19

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
(c) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms.
Maturities of the Company’s financial liabilities are as follows:

	Contractual Cash Flows	Less than one year	1-3 years	4-5 years	Greater than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	20,597	20,597	–	–	–
Notes payable	14,285	14,230	–	–	55
Interest bearing loans and borrowings	13,744	13,744	–	–	–
Put option liability	973	973	–	–	–
Undiscounted lease obligations	44,196	2,912	19,893	14,371	7,020
Balance, July 31, 2024	93,795	52,456	19,893	14,371	7,075
(d) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.
At July 31, 2024, approximately 49% of the Company’s borrowings are at a fixed rate of interest (October 31, 2023: 45%).
Assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the interest payment by approximately +/- $137 (October 31, 2023: $169).
(e) Foreign currency risk
Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at July 31, 2024 was as follows:

As at	July 31, 2024				October 31, 2023
(Canadian dollar equivalent amounts of GBP, EUR, USD)	(GBP)	(EUR)	(USD)	Total	Total
	$	$	$	$	$
Cash	450	536	2,170	3,156	4,119
Trade and other receivables	152	354	535	1,041	984
Accounts payable and accrued liabilities	(120)	(332)	(3,140)	(3,592)	(5,866)
Net monetary assets	482	558	(435)	605	(763)

20

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $22 (October 31, 2023 - $55). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $28 (October 31, 2023 - $15), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $22 (October 31, 2023 - $32). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.
23. Segmented information
During the first quarter of 2024, the Company changed its reporting segments to reflect its current operating structure. The reporting segments are now being reported in the following two operating segments:
1.Bricks and mortar operations which includes the Company’s Canadian bricks and mortar locations, inclusive of the Canadian warehouse which supports the distribution of accessories and other items to the Canadian stores. In addition, corporate overhead has been allocated to the reporting segment.
2.E-commerce operations which include the Company’s US and international subsidiaries. In addition, corporate overhead has been allocated to the reporting segment.
Corporate costs are allocated to each segment based on percentage of revenue.
These reporting segments of the Company have been identified because they are segments: (a) that engage in business activities from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the Company’s chief operating decision maker, identified as the Chief Executive Officer, to make decisions about the resources to be allocated to each segment and assess its performance; and (c) for which discrete financial information is available. In accordance with IFRS 8, the Company has reporting segments which are based on the similarity of goods and services provided and economic characteristics exhibited by the operating segments.
The audited consolidated financial statements of the Company for the year ended October 31, 2023, included three reporting segments as follows:
1.Retail operations which included both bricks and mortar and e-commerce operations, without the allocation of corporate overhead.
2.Wholesale operations which included the Company's Canadian warehouses.
3.Corporate operations which included all costs associated with the Company’s head office.
The accounting policies used for segment reporting are consistent with the accounting policies used for the preparation of the Company’s annual audited financial statements. The comparative information has been prepared in accordance with the current reporting segments noted above. There have been no changes to the underlying data used to prepare the comparative reporting segments for the prior year.

21

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
For the three months ended July 31,	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Total revenue	$123,092	$111,916	$8,593	$12,436	$131,685	$124,352
Gross profit	$32,193	$29,434	$3,261	$5,144	$35,454	$34,578
Income (loss) from operations	$2,964	$(72)	$91	$(590)	$3,055	$(662)

	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
For the nine months ended July 31,	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Total revenue	$353,922	$315,284	$30,089	$45,280	$384,011	$360,564
Gross profit	$93,342	$77,685	$13,405	$20,645	$106,747	$98,330
Income (loss) from operations	$6,734	$(8,066)	$1,100	$845	$7,834	$(7,221)

	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
As at July 31, 2024 and October 31, 2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Current assets	$63,598	$59,301	$12,074	$9,344	$75,672	$68,645
Non-current assets	$122,944	$126,579	$39,845	$38,177	$162,789	$164,756
Current liabilities	$54,622	$51,001	$5,467	$7,136	$60,089	$58,137
Non-current liabilities	$28,523	$37,304	$2,206	$4,294	$30,729	$41,598

22

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended July 31,	2024	2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$	$	$
Total revenue	$123,092	$111,916	$8,153	$11,988	$440	$448	$131,685	$124,352
Gross profit	$32,193	$29,433	$2,974	$5,060	$287	$85	$35,454	$34,578
Income (loss) from operations	$2,964	$(5)	$73	$(387)	$18	$(270)	$3,055	$(662)

	Canada	Canada	USA	USA	International	International	Total	Total
For the nine months ended July 31,	2024	2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$	$	$
Total revenue	$353,922	$315,284	$28,684	$42,722	$1,405	$2,558	$384,011	$360,564
Gross profit (loss)	$93,342	$77,684	$12,520	$19,640	$885	$1,006	$106,747	$98,330
(Loss) income from operations	$6,734	$(7,725)	$359	$327	$741	$177	$7,834	$(7,221)

	Canada	Canada	USA	USA	International	International	Total	Total
As at July 31, 2024 and October 31, 2023	2024	2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$	$	$
Current assets	$63,598	$55,787	$11,439	$11,386	$635	$1,472	$75,672	$68,645
Non-current assets	$122,944	$126,579	$35,256	$34,006	$4,589	$4,171	$162,789	$164,756
Current liabilities	$54,622	$50,968	$5,146	$5,958	$321	$1,211	$60,089	$58,137
Non-current liabilities	$28,523	$37,308	$1,714	$3,814	$492	$476	$30,729	$41,598
(i)    Corporate overhead is allocated to bricks and mortar and e-commerce based on a percentage of revenue for for the three and nine months ended July 31, 2024 as 92% bricks and mortar and 8% e-commerce (for the for the three and nine months ended July 31, 2023 - 87% bricks and mortar and 13% e-commerce).
24. Related party transactions
As at July 31, 2024, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
(a) Operational transactions
An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years. The company has exercised the option to extend the lease for five years with one additional 5-year term extensions exercisable remaining at the option of the Company.
(b) Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union until the earlier of:
(i)    12 months following initial funding, provided all covenants of High Tide Inc. are in good standing; and

23

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
(ii)    The CEO no longer being an officer of High Tide Inc.
The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.
25. Right-of-use assets and lease liabilities
The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets	Total
$
Opening balance, November 1, 2023	30,643
Net additions	11,665
Depreciation expense for the period	(6,949)
Terminations	(260)
Balance, July 31, 2024	35,099

Lease Liabilities	Total
$
Opening balance, November 1, 2023	35,037
Additions	9,822
Terminations	(257)
Adjustments	(56)
Cash outflows in the period	(8,494)
Accretion expense for the year ended (Note 17)	2,344
Balance, July 31, 2024	38,396
Less current portion	(8,242)
Non-current	30,155
During the three and nine months ended July 31, 2024, the Company also paid $1,405 and $3,733 (For the three and nine months ended July 31, 2023: 1,190 and $3,441) in variable operating costs associated to the leases which are expensed under general and administrative expenses.
26. Capital management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to executed on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financings as required.

24

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2024 and 2023
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
27. Contingent liability
In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.
28. Non-controlling interest
The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations and with the exclusion of Goodwill.

As at	July 31, 2024	October 31, 2023
	$	$
Total current assets	5,196	3,017
Total non-current assets	11,999	21,085
Total current liabilities	(1,326)	(4,128)
Total non-current liabilities	(667)	(4,891)
Revenues for the period ended	11,937	31,723
Net income for the period ended	1,563	(13,252)
Total Comprehensive income (loss)	1,775	(10,672)
The net change in non-controlling interests is as follows:

As at	July 31, 2024	October 31, 2023
	$	$
Opening balance	2,110	5,683
Share of income for the period - Saturninus Partners	78	245
Share of income for the period - NAC OCN Ltd.Partnership	186	284
Share of income for the period - NAC Thompson North Ltd. Partnership	147	313
Share of income for the period - Enigmaa Ltd.	91	(524)
Share of income for the period - NuLeaf	137	(1,960)
Purchase of NuLeaf	(196)	-
Distribution - Blessed	-	(358)
Distribution - Meta	-	(104)
Purchase of minority interest and closing of NCI balance - FABCBD	-	(1,469)
Balance, July 31, 2024	2,553	2,110
29. Subsequent events
Subsequent to July 31, 2024, the following events took place:
•The Company issued $10,000 of bond debentures at a 10% discount, for a cash fair value of $9,000 with a 12% interest rate. The bonds were issued and cash received by the Company on August 7, 2024 with a maturity of 5 years. In connection with the bond issuance 230,760 (valued at $800) shares were issued as part of the total consideration.
•The Company purchased a group of assets from Budwal Investment Group Inc. for consideration of $600, representing the acquisition of 2 new store locations in Ontario which closed August 8, 2024. The company is in the process of finalizing the details of the acquisition. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior to the publication of the consolidated financial statements, the Company must provide the information required by IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the short time period between the closing of the acquisition date and the publication of these consolidated financial statements, the allocation of the purchase price has not been provided because that information has not yet been finalized.

25